CERTIFICATE OF QUALIFIED PERSON

I, Werner Petrick, B.Eng (Civil), M.Env Mgt, of Swakopmund, Namibia do hereby certify:

- I am the Environmental Assessment Practitioner Manager for SLR Environmental Consulting Namibia (Pty) Ltd, with a business address at House Schumacher, 6 Tobias Hainyeko Street, Swakopmund, Namibia.
- This certificate applies to the technical report entitled "Environmental Impact Assessment Report for the Proposed Otjikoto Gold Mine Project" dated July 2012.
- I am a graduate of the University of Pretoria having gained a (civil) Engineering degree in 1995. I am a post-graduate of the University of Potchefstroom where I completed my Master's Degree in Environmental Management in 2004. I am certified as a lead environmental practitioner and a reviewer under the Environmental Assessment Professionals of Namibia. My relevant experience includes the managing and reviewing of numerous social and environmental impact assessments (EIAs), development and implementation of various environmental management plans (EMPs), and –systems (EMSs), conducting training, auditing, input into feasibility studies, stakeholder management, etc. for multiple clients and projects in South Africa and Namibia
- My most recent personal inspection of the Property was on 21 June 2012 for 2 hours.
- I am responsible for all of Sections of the EIA Report, including the EMP and the Mine Closure Framework document. .
- I am independent of B2Gold Corporation as defined by section 1.5
- I have not had prior involvement with the Property that is the subject of the Technical Report.
- I have read the instrument and the parts of the Technical report that I am responsible for which have been prepared in compliance with the Instrument.
- As part of the date of this certificate, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 13th day of February 2013 at Swakopmund, Namibia.

Werner Petrick
Environmental Assessment Practitioner: Manager Namibia
SLR Consulting Namibia (Pty) Ltd